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                     February 1, 2022

       Kevin R. Johnson
       President and Chief Executive Officer
       Starbucks Corporation
       2401 Utah Avenue South
       Seattle, WA 98134

                                                        Re: Starbucks
Corporation
                                                            Form 10-K for
Fiscal Year Ended September 27, 2020
                                                            File No. 000-20322

       Dear Mr. Johnson:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services
       cc:                                              JT Ho